             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 11-K

          ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934

        For the Fiscal Year ended December 31, 1997

                       OWENS CORNING
              SAVINGS AND PROFIT SHARING PLAN

                       OWENS CORNING
                 One Owens Corning Parkway
                    Toledo, Ohio  43659

                 Commission File No. 1-3660

-------------------------------------------------------------------------

                    REQUIRED INFORMATION

(a)  Financial Statements.

   1.   Report of Independent Public Accountants

   2.   Statements of Net Assets Available for Benefits - as of
          December 31, 1997 and 1996

   3.   Statements of Changes in Net Assets Available for
          Benefits - for the years ended December 31, 1997 and 1996

   4.   Notes to Financial Statements

   5.   Supplemental Schedules:

        Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997

        Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1997

(b)  Exhibit.

   Consent of Arthur Andersen LLP

In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN


                         By: /s/ Michael I. Miller
                           Michael I. Miller
                           Chairman, Investment Review Committee


Dated: June 29, 1998

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator
of the Owens Corning
Savings and Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the OWENS CORNING SAVINGS AND PROFIT SHARING PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Owens Corning Savings and Profit Sharing Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                   ARTHUR ANDERSEN LLP


Toledo, Ohio,
May 1, 1998

                                       -1-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996

                                                                  1 9 9 7
                                                       Supplemental Information By Fund
                                   --------------------------------------------------------
                                      Company      Managed                   Inter-
                                       Stock        Equity     Balanced     national
                                        Fund         Fund        Fund         Fund
                                   ------------ ------------ ------------- ------------
ASSETS:
Investments (Notes 1 and 2):
  Investment in master trust
    collective funds              $143,023,714  $         -  $          -  $         -
Investment in mutual funds                   -   81,867,979    14,864,379   11,813,570
  Loans to participants                      -            -             -            -
Due from Owens Corning
  (Note 1)                           1,215,639      227,384        55,253       62,931
                                  ------------ ------------  ------------   -----------

 NET ASSETS AVAILABLE
   FOR BENEFITS                   $144,239,353  $82,095,363   $14,919,632  $ 11,876,501
                                  ============ ============ =============  ============



        The accompanying notes are an integral part of these statements.

                                       -2-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                              1 9 9 7
                                                  Supplemental Information By Fund
                             --------------------------------------------------------------------------
                              Spartan US     Retirement                Growth and   Blue Chip
                             Equity Index     Money Mkt     Puritan      Income       Growth
                                 Fund         Portfolio      Fund       Portfolio      Fund
                             -------------  ------------ ------------  ------------- -----------
ASSETS:
Investments (Notes 1 and 2):
  Investment in master trust
    collective funds          $          -  $          -  $         -   $        -   $         -
  Investment in mutual funds    30,753,362    33,691,399    1,713,873    8,038,071     4,948,788
  Loans to participants                  -             -            -            -             -

Due from Owens Corning
  (Note 1)                         106,209       152,560       14,033       55,149        39,768
                              -------------  -----------   ----------   ----------- ------------

  NET ASSETS AVAIABLE
    FOR BENEFITS              $ 30,859,571  $ 33,843,959   $1,727,906   $8,093,220   $ 4,988,556
                              ============= ============   ==========   =========== ============




        The accompanying notes are an integral part of these statements.

                                       -3-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                              --------------------------------------------------------
                                 Emerging    Diversified   Investment   Loans to
                                  Growth    International     Grade     partici-
                                   Fund          Fund       Bond Fund    pants           Total
                               ------------ ------------ ------------------------    ------------
ASSETS:
Investments (Notes 1 and 2):
  Investment in master trust
    collective funds           $        -   $         -   $          -  $        -  $ 143,023,714
  Investment in mutual funds    1,697,541     1,235,511      2,967,483           -    193,591,956
  Loans to participants                 -             -              -   8,642,610      8,642,610

Due from Owens Corning
  (Note 1)                         13,923         9,089          7,165           -      1,959,103
                               -----------  ------------   -----------  ----------  --------------
  NET ASSETS AVAILABLE
    FOR BENEFITS               $1,711,464   $ 1,244,600   $  2,974,648  $8,642,610  $ 347,217,383
                              ============  ===========   ============  ==========  ==============


        The accompanying notes are an integral part of these statements.

                                       -4-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                       1 9 9 6
                                          Supplemental Information By Fund
                             ---------------------------------------------------
                               Company      Managed                    Inter-
                                Stock        Equity      Balanced     national
                                 Fund         Fund         Fund         Fund
                              ---------    ---------    ---------    ---------
ASSETS:
Investments (Notes 1 and
  2):
    Short-term investments $     92,499    $       -    $       -    $       -
    Owens Corning common
      stock, 4,778,219
      shares at $42.625
      per share
      (cost $17,505,352)    203,671,585            -            -            -
  Investment in master
    trust collective
    funds                             -   65,666,620    7,508,149    8,967,518
  Loans to participants               -            -            -            -

Due from Owens Corning
  (Note 1)                    3,883,509      631,454      139,586      181,869

Accrued interest income
  and other                     299,863            -            -            -
                           ------------ ------------ ------------ ------------

  NET ASSETS AVAILABLE
    FOR BENEFITS           $207,947,456  $66,298,074   $7,647,735   $9,149,387
                           ============ ============ ============ ============



        The accompanying notes are an integral part of these statements.

                                       -5-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                            -------------------------------------------
                                              Indexed        Fixed      Loans to
                                               Equity       Income      partici-
                                                Fund          Fund       pants        Total
                                             ---------    -----------   ---------  ---------------
ASSETS:
Investments (Notes 1 and 2):
  Short-term investments                   $         -  $         -   $         -  $    92,499
  Owens Corning common stock, 4,778,219
    shares at $42.625 per share
     (cost $17,505,352)                              -            -             -  203,671,585
  Investment in master trust collective
    funds                                   17,532,463   34,128,808             -  133,803,558
  Loans to participants                              -            -     7,860,536    7,860,536

Due from Owens Corning
   (Note 1)                                    218,525      410,550             -    5,465,493

Accrued interest income and other                    -            -        50,277      350,140
                                            ----------  -----------   ----------- ------------

NET ASSETS AVAILABLE FOR BENEFITS          $17,750,988  $34,539,358   $ 7,910,813 $351,243,811
                                           ===========  ===========   =========== ============




        The accompanying notes are an integral part of these statements.

                                       -6-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                                         --------------------------------------------------------------
                                           Company      Managed                      Inter-
                                            Stock        Equity       Balanced      national
                                             Fund         Fund          Fund          Fund
                                         ------------ ------------ -------------  -------------
INVESTMENT INCOME (Note 2):
Interest and dividends                   $   291,296  $ 7,757,324   $ 971,372    $1,290,363
Net interest in master trust
  investment income (loss)               141,596,227  (18,414,648)   (757,574)     (666,117)
Interest on loans to participants            167,230      116,319      26,521        29,786
Realized gain on disposition of
  investments                              8,711,037    4,290,294     540,588       452,076
Unrealized appreciation (depreciation)
  of investments                        (186,166,231)  22,863,284   1,638,804       (79,725)
                                        ------------ ------------ -----------   --------------
                                         (35,400,441)  16,612,573   2,419,711     1,026,383
                                        ------------ ------------ -----------   --------------
CONTRIBUTIONS (Note 1):
Participants                               5,346,286    5,793,313   1,498,763     1,840,532
Owens Corning                              7,104,679      231,944      57,303        64,049
                                        ------------ ------------ -----------   --------------
                                          12,450,965    6,025,257   1,556,066     1,904,581
                                        ------------ ------------ -----------   --------------


        The accompanying notes are an integral part of these statements.

                                       -7-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                                           --------------------------------------------------------------
                                              Indexed      Fixed      Spartan US     Retirement
                                              Equity      Income     Equity Index     Money Mkt
                                               Fund        Fund          Fund         Portfolio
                                           ------------ ------------ -------------  -------------
INVESTMENT INCOME (Note 2):
Interest and dividends                     $         -  $         -  $   550,486    $ 1,450,011
Net interest in master trust
  investment income (loss)                     917,720      350,279            -              -
Interest on loans to participants                    -            -       49,747         87,514
Realized gain on disposition of
  investments                                        -            -      654,718              -
Unrealized appreciation (depreciation) of
  investments                                        -            -    5,542,464          3,695
                                           ------------ ------------ -------------- -------------
                                               917,720      350,279    6,797,415      1,541,220
                                           ------------ ------------ -------------- -------------
CONTRIBUTIONS (Note 1):
Participants                                   681,792      858,289    1,692,212      1,716,804
Owens Corning                                    3,184       11,076      106,209        152,560
                                           ------------ ------------ -------------- -----------
                                               684,976      869,365    1,798,421      1,869,364
                                           ------------ ------------ -------------- -----------


        The accompanying notes are an integral part of these statements.

                                       -8-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                                           -------------------------------------------------------

                                                           Growth and    Blue Chip    Emerging
                                               Puritan       Income       Growth       Growth
                                                 Fund      Portfolio       Fund          Fund
                                            ------------ ------------ -------------  -------------
INVESTMENT INCOME (Note 2):
Interest and dividends                     $   105,332  $   284,128   $   201,670    $ 334,036
Net interest in master trust
  investment income (loss)                           -            -             -            -
Interest on loans to participants                2,535       15,733        13,630        4,140
Realized gain on disposition of
  investments                                    2,116       53,828        27,279        9,747
Unrealized appreciation (depreciation) of
  investments                                  (2,619)      329,816        94,051     (298,447)
                                            ------------ ------------ --------------- -----------
                                              107,364       683,505       336,630       49,476
                                            ------------ ------------ --------------- -----------
CONTRIBUTIONS (Note 1):
Participants                                  160,603       615,513       486,780      194,361
Owens Corning                                  14,033        55,149        39,768       13,923
                                            ------------ ------------ -------------- -----------
                                              174,636       670,662       526,548      208,284
                                            ------------ ------------ -------------- -----------


        The accompanying notes are an integral part of these statements.

                                       -9-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                                             -----------------------------------------
                                              Diversified    Investment     Loans to
                                             International     Grade        partici-
                                                 Fund        Bond Fund       pants         Total
                                             ------------ ------------ -------------  -------------
INVESTMENT INCOME (Note 2):
Interest and dividends                       $    41,720   $    63,677   $         -    $13,341,415
Net interest in master trust
  investment income (loss)                             -             -             -    123,025,887
Interest on loans to participants                  1,824           865             -        515,844
Realized gain on disposition of
  investments                                      4,676         2,593             -     14,748,952
Unrealized appreciation (depreciation) of
  investments                                    (53,572)       46,323             -   (156,082,157)
                                             ------------ ------------ ---------------  -----------
                                                  (5,352)      113,458             -     (4,450,059)
                                             ------------ ------------ ---------------  -----------
CONTRIBUTIONS (Note 1):
Participants                                     153,637        69,210             -     21,108,095
Owens Corning                                      9,089         7,165             -      7,870,131
                                             ------------ ------------ --------------   -----------
                                                 162,726        76,375             -     28,978,226
                                             ------------ ------------ -------------- -------------


        The accompanying notes are an integral part of these statements.

                                      -10-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                    ----------------------------------------------------
                                      Company       Managed                   Inter-
                                       Stock        Equity      Balanced     national
                                       Fund          Fund         Fund         Fund
                                   ------------- ----------  -------------  -----------
INVESTMENT INCOME (Note 2):
Interest and dividends             $  615,360     $        -   $        -   $        -
Net interest in master trust
  investment income                         -     11,781,469      866,874    1,166,106
Interest on loans to participants           -              -            -            -
Realized gain on disposition of
  investments                       2,232,989              -            -            -
Unrealized appreciation
  (depreciation) of investment
  in Owens Corning common stock   (12,730,852)             -            -            -
                                  ------------  ------------ ------------ ------------
                                   (9,882,503)    11,781,469      866,874    1,166,106
                                  ------------  ------------ ------------ ------------

CONTRIBUTIONS (Note 1):
Participants                        7,082,324      5,156,622    1,071,325    1,440,702
Owens Corning                       9,526,023        631,394      139,489      180,522
                                  ------------  ------------ ------------ ------------
                                   16,608,347      5,788,016    1,210,814    1,621,224
                                  ------------  ------------ ------------ ------------



        The accompanying notes are an integral part of these statements.

                                      -11-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                            -----------------------------------------

                                             Indexed        Fixed      Loans to
                                              Equity       Income      Partici-
                                               Fund         Fund         pants       Total
                                            ---------    ---------    ---------    ---------
INVESTMENT INCOME (Note 2):
Interest and dividends                    $        -    $        -    $       -  $   615,360
Net interest in master trust
  investment income                        3,156,355     1,940,944            -   18,911,748
Interest on loans to participants                  -             -      584,279      584,279
Realized gain on disposition of
  investments                                      -             -            -    2,232,989
Unrealized appreciation (depreciation) of
  investment in Owens Corning common stock         -             -            -  (12,730,852)
                                           ---------- ------------ ------------ ------------
                                           3,156,355     1,940,944      584,279    9,613,524
                                           ---------- ------------ ------------ ------------

CONTRIBUTIONS (Note 1):
Participants                               1,582,305     2,285,184            -   18,618,462
Owens Corning                                218,620       411,652            -   11,107,700
                                          ----------- ------------ ------------ ------------
                                           1,800,925     2,696,836            -   29,726,162
                                          ----------- ------------ ------------ ------------



        The accompanying notes are an integral part of these statements.

                                      -12-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                                          ------------------------------------------------------------
                                             Company        Managed                    Inter-
                                              Stock         Equity        Balanced    National
                                               Fund          Fund           Fund        Fund
                                          -------------  ------------   ------------  ------------
OTHER:
Distributions to participants (Note 4)    $(21,033,778)  $ (8,144,083)  $(1,504,734)  $(2,025,417)
Administrative expense (Note 1)               (135,649)       (43,338)       (6,701)       (5,299)
Election of redistribution among funds
  (Note 1)                                 (18,769,723)      (797,702)     3,844,461    1,286,645
Participants loan activity (Note 3)            (98,106)      (109,553)       (42,934)      46,040
Rollovers and other                           (721,371)     2,254,135      1,006,028      494,181
                                          -------------  ------------    ------------  ------------
                                            (40,758,627)   (6,840,541)     3,296,120     (203,850)
                                          -------------  ------------    ------------ ------------
  Net increase (decrease)                   (63,708,103)   15,797,289      7,271,897    2,727,114
                                          -------------  ------------    ------------  -----------

NET ASSETS AVAILABLE FOR BENEFITS -
beginning of year                           207,947,456    66,298,074      7,647,735    9,149,387
                                          -------------  ------------    ------------  ----------
--
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                              $144,239,353   $82,095,363    $14,919,632  $11,876,501
                                           ============  ============    ============ ===========





        The accompanying notes are an integral part of these statements.

                                      -13-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                                             ------------------------------------------------------------
                                               Indexed        Fixed      Spartan US     Retirement
                                               Equity         Income    Equity Index    Money Mkt
                                                 Fund           Fund         Fund       Portfolio
                                             ------------- ------------ ------------  ------------
OTHER:
Distributions to participants (Note 4)      $ (551,026)   $(1,775,663) $(1,638,953)   $(2,832,994)
Administrative expense (Note 1)                (11,760)        (8,169)        (960)        (6,390)
Election of redistribution among funds
  (Note 1)                                  (20,725,248)  (39,810,069)   24,496,625     32,732,196
Participants loan activity (Note 3)             (57,693)     (141,698)      (81,101)      (167,776)
Rollovers and other                           1,992,043     5,976,597      (511,876)       708,339
                                            ------------- ------------  ------------  ------------
                                            (19,353,684)  (35,759,002)   22,263,735     30,433,375
                                            ------------- ------------  ------------  ------------
  Net increase (decrease)                   (17,750,988)  (34,539,358)   30,859,571     33,843,959
                                            ------------- ------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS -
beginning of year                            17,750,988    34,539,358             -              -
                                            ------------- ------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS -
end of year                                 $         -    $        -   $ 30,859,571  $ 33,843,959
                                            ============   ============ ============ =============



        The accompanying notes are an integral part of these statements.

                                      -14-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                                             ------------------------------------------------------------
                                                            Growth and    Blue Chip    Emerging
                                               Puritan        Income        Growth      Growth
                                                 Fund        Portfolio      Fund         Fund
                                             ------------- ------------  ------------  ------------
OTHER:
Distributions to participants (Note 4)      $  (13,785)     $(144,333)   $  (69,913)   $  (9,101)
Administrative expense (Note 1)                   (249)          (994)         (297)      (1,411)
Election of redistribution among funds
  (Note 1)                                   1,453,450      6,859,479     4,032,106     1,467,527
Participants loan activity (Note 3)              6,490        (11,767)       18,440        (8,755)
Rollovers and other                                  -         36,668       145,042         5,444
                                            ------------- ------------ ------------ -------------
                                             1,445,906      6,739,053     4,125,378     1,453,704
                                            ------------- ------------ ------------ -------------
  Net increase (decrease)                    1,727,906      8,093,220     4,988,556     1,711,464
                                            ------------- ------------ ------------ -------------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                                  -              -             -             -
                                            ------------- ------------ ------------ -------------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                              $ 1,727,906     $8,093,220    $4,988,556    $1,711,464
                                            ============  ============ ============ =============




        The accompanying notes are an integral part of these statements.

                                      -15-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 7
                                                      Supplemental Information By Fund
                                          --------------------------------------------
                                            Diversified   Investment      Loans to
                                           International     Grade        Partici-
                                              Fund         Bond Fund        pants       Total
                                          --------------- ------------  ------------ ------------
OTHER:
Distributions to participants (Note 4)   $  (8,220)    $ (63,883)      $(394,859)   $(40,210,742)
Administrative expense (Note 1)                (76)         (102)              -        (221,395)
Election of redistribution among funds
  (Note 1)                                1,088,629     2,841,624              -               -
Participants loan activity (Note 3)           6,893         7,176        634,344               -
Rollovers and other                               -             -        492,312      11,877,542
                                          ---------- ------------      ---------    ------------
                                          1,087,226     2,784,815        731,797     (28,554,595)
                                         ------------  ------------    ------------ ------------
  Net increase (decrease)                 1,244,600     2,974,648        731,797      (4,026,428)
                                         ------------  ------------    ------------ ------------
NET ASSETS AVAILABLE FOR BENEFITS -
beginning of year                                 -             -      7,910,813     351,243,811
                                         ------------- ------------    ------------ -------------
NET ASSETS AVAILABLE FOR BENEFITS -
end of year                              $1,244,600    $2,974,648     $8,642,610    $347,217,383
                                         ============  ============    ============ ============




        The accompanying notes are an integral part of these statements.

                                      -16-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                           -----------------------------------------------------------

                                              Company      Managed                    Inter-
                                               Stock       Equity      Balanced      national
                                               Fund         Fund         Fund         Fund
                                           ------------ ------------ --------------------------
OTHER:
Distributions to participants (Note 4)    $(14,649,217) $(4,247,780)  $(646,288)  $    (477,146)
Administrative expense (Note 1)               (213,908)     (46,720)     (9,923)        (10,279)
Election of redistribution among funds
  (Note 1)                                  (2,414,682)   1,030,788   1,162,198       1,939,893
Participants loan activity (Note 3)                189        2,107      67,145          67,964
Rollovers and other                            (46,591)     310,691     268,945          22,192
                                          ------------  ------------ ------------ -------------
                                           (17,324,209)  (2,950,914)    842,077       1,542,624
                                          ------------  ------------ ------------ -------------
    Net increase (decrease)                (10,598,365)  14,618,571   2,919,765       4,329,954
                                          ------------ ------------ ------------ --------------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                        218,545,821   51,679,503   4,727,970       4,819,433
                                          ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                             $207,947,456  $66,298,074  $7,647,735      $9,149,387
                                          ============ ============ ============ ============




        The accompanying notes are an integral part of these statements.

                                      -17-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                                   (Continued)

                                                                  1 9 9 6
                                                      Supplemental Information By Fund
                                           --------------------------------------------------
                                             Indexed        Fixed      Loans to
                                              Equity       Income      Partici-
                                               Fund         Fund         pants        Total
                                           ------------    ---------    ---------    ---------
OTHER:
Distributions to participants (Note 4)     $(1,421,540)  $(4,505,367)  $(206,835)  $ (26,154,173)
Administrative expense (Note 1)                (28,763)      (30,138)          -        (339,731)
Election of redistribution among funds
  (Note 1)                                     822,378    (2,540,575)          -               -
Participants loan activity (Note 3)            125,427      (412,598)    149,766               -
Rollovers and other                             95,634     1,716,241           -    2,367,112
                                           ------------ ------------ ------------ ------------
                                              (406,864)   (5,772,437)    (57,069) (24,126,792)
                                           ------------ ------------ ------------ ------------
    Net increase (decrease)                  4,550,416    (1,134,657)    527,210   15,212,894
                                           ------------ ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                         13,200,572    35,674,015   7,383,603  336,030,917
                                          ------------  ------------ ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                              $17,750,988   $34,539,358  $7,910,813 $351,243,811
                                          ============  ============ ============ ============



        The accompanying notes are an integral part of these statements.

                                -18-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN


                    NOTES TO FINANCIAL STATEMENTS



(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
POLICIES

Operations of the Plan
----------------------
The Owens Corning Savings and Profit Sharing Plan (the Plan) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (the Company). An eligible employee may elect to enroll in the Plan at any time.

Effective April 1, 1997, the Company changed the Plan's trustee from Citibank, N.A., New York (the Prior Trustee) to Fidelity Management Trust Company (the Trustee). The change resulted in the liquidation of two investment options and the addition of eight investment options.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Plan Contributions
------------------
Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to
Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires participant contributions to be remitted to the Plan's Trustee as soon as deducted from the participant's paycheck.

The Plan provides a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available.

The Company matches 35% of participants' contributions up to 10% of base salary. The Company may, at its discretion, make an annual profit sharing contribution to the Plan. One-half of the company's annual profit sharing contribution, if any, will be invested exclusively in Company stock. The Company made a profit sharing contribution for approximately $2 million and $5 million in 1997 and 1996, respectively, included as due from Owens Corning in the financial statements.

The Company may, at its option, make Company contributions in the form of cash or certain contributions can be made in the form of an equivalent number of shares of common stock of the Company. No Company contributions in the form of shares of common stock were made in 1997. The Company contributed 21,971 shares valued at $945,000 in 1996.

                                -19-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)



(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
POLICIES
     (Continued)

Plan Investment Options
-----------------------
Each participant elects to have his contribution invested in increments among the investment funds made available under the Plan. Currently, the following twelve investment funds are available to participants:

 Company Stock Fund
 ------------------
 Consists primarily of investments in Owens Corning common stock.

 Managed Equity Fund
 -------------------
 Presently invested in shares of the Acorn Fund, which invests principally in domestic and foreign common stocks but may also include securities convertible into common stocks and equity securities of a class different than common stock.

 Balanced Fund
 -------------
 Presently invested in the Dodge & Cox Balanced Fund, which invests in both debt and equity securities.

 International Fund
 ------------------
 Presently invested in the Templeton Foreign Fund I, which invests in stocks and debt securities of companies and governments outside the United States.

 Spartan US Equity Index Fund
 ----------------------------
 Primarily invested in the companies whose securities make up or are based upon the value of the Standard & Poor's 500 Index.

 Retirement Money Market Portfolio
 ---------------------------------
 Primarily invests in high-quality short-term U.S. dollar denominated money market securities of domestic and foreign issuers.
 Investments include short-term corporate obligations, U.S.
 government obligations and certificates of deposit.

 Puritan Fund
 ------------
 Primarily invests in high-yielding U.S. and foreign securities, common and preferred stocks and bonds of any quality or maturity.

 Growth and Income Portfolio
 ---------------------------
 Primarily invests in U.S. and foreign stocks.

 Blue Chip Growth Fund
 ---------------------
 Primarily invests in common stocks of well-known and established companies and companies with strong earnings and future growth potential.

                                -20-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING
POLICIES
     (Continued)

 Diversified International Fund
 ------------------------------
 Primarily invests in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE index.

 Investment Grade Bond Fund
 --------------------------
 Invests in a broad variety of fixed-income obligations that are primarily rated with medium to high quality an are of any maturity.

 Emerging Growth Fund
 --------------------
 Primarily invests in stocks of small and medium-sized companies in the developing stages of their life cycle that have the potential for accelerated earnings or revenue growth.

The Company matching contributions are invested only in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements. Company contributions under the Savings Contribution are invested as participants direct among the Plan's investment funds.

Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time.

The number of employees with a portion of their account invested in each fund at December 31, 1997, was as follows:

 Company        Managed                                   Spartan US
  Stock         Equity       Balanced    International   Equity Index
  Fund           Fund          Fund           Fund           Fund
-----------  ------------  -----------   --------------   -------------
 3,961          2,329           996          1,164        1,547

 Retirement                  Growth and    Blue Chip      Emerging
Money Market    Puritan        Income       Growth         Growth
 Portfolio       Fund         Portfolio      Fund           Fund
---------    -------------- ------------  ------------- -------------
 1,813           143            545           449           209

 Diversified   Investment
International  Grade Bond
   Fund           Fund
------------  -------------
   195            99

Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value.

                                -21-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Future events could alter such estimates.

Income Taxes
------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of
Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. The Plan's management believes that the Plan meets the IRS requirements as to both design and operation and therefore continues to be tax exempt. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan.

Proceedings in the Event of Plan Termination
--------------------------------------------
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2)  INVESTMENTS

Through March 31, 1997, the investments of the Plan were held in the Owens Corning Savings Plan Master Trust (Savings Trust) maintained by the prior Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund were separately identified to the Plan. Investments in the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund, and International Fund were commingled for investment purposes.

Beginning April 1, 1997, investments in the Company Stock Fund are held in the Owens Corning Stock Fund Master Trust (Stock Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Plan interest for the nine months ended December 31, 1997, can be found in a table at the end of this note. Investments in the Managed Equity Fund, Balanced Fund and International Fund are now separately identified to the Plan. Plan interest for the first three months for these funds can be found in the table at the end of this note. The Indexed Equity Fund and the Fixed Income Fund were both liquidated on March 31, 1997 and replaced by the Spartan US Equity Index Fund and the Retirement Money Market Fund, respectively. Six additional investments were also added effective April 1, 1997, the Puritan Fund, the Growth and Income Portfolio, the Blue Chip Growth Fund, the Emerging Growth Fund, and the Diversified International Fund and the Investment Grade Bond Fund.

                                -22-
                            OWENS CORNING
                   SAVINGS AND PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(2)  INVESTMENTS (Continued)

The Plan has a proportionate claim on the net assets of the Company Stock Fund as of December 31, 1997 and receives a proportionate share of the investment income of said fund. Following is a summary of the Stock Trust financial statement for the Company Stock Fund as of the nine months ended December 31, 1997, the Plan's interest in net assets and investment income as of and for the nine months ended December 31, 1997 and a summary of the Savings Trust and the Plan's interest in investment income for the three months ended March 31, 1997:


                       Units/                    Current or
                      Contract                    Contract       Plan
                       Value          Cost          Value      Interest
                     --------      ---------    ------------- ------------------
ASSETS:

 Investments:
 Owens Corning
  Common Stock        5,100,435  $ 47,228,528  $174,052,344     .813
 Money Market        $2,362,593     2,362,593     2,362,593     .813
 Interest and Dividend
  Receivable                                        391,944     .813
                                               -------------
  Total Assets                                 $176,806,881
                                              -------------


LIABILITIES:
 Payables:                                          921,296     .813

EQUITY:                                        $175,885,585
                                              ==============

                                      -23-
                                  OWENS CORNING
                         SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)
(2) INVESTMENTS (Continued)

                        Company      Managed       Indexed      Fixed                    Inter-
                         Stock       Equity         Equity     Income       Balanced    national
                         Fund         Fund           Fund       Fund          Fund        Fund
                      -----------  -----------   ------------ ---------   ------------  --------------




INVESTMENT INCOME:

  Interest           $(237,639)   $    5,578    $   19,415   $   16,488  $    1,745     $  1,726
  Dividends            707,660             -             -      963,376     148,057            -
  Realized gain
    (loss) on
    disposition of
    investments     14,606,895       204,695     8,102,859     (138,712)          -       13,494
  Unrealized
    appreciation
    (depreciation)
    ofinvestments  127,682,267   (21,515,233)   (7,063,698)    (427,864)   (974,047)    (757,853)
                  ------------  -------------  ------------   ----------  ----------    ---------------
                 $ 142,759,183  $(21,304,960)  $ 1,058,576    $ 413,288   $(824,245)  $ (742,633)
                  ============  =============  ============   ==========  ==========    ===============

  Plan Interest                   .992          .864         .867        .848           .919   .897





                                   -24-
                               OWENS CORNING
                      SAVINGS AND PROFIT SHARING PLAN

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

(2)  INVESTMENTS (Continued)

Investments are reported at quoted market value in all funds. Unrealized appreciation (depreciation) of investments are reflected as changes in net assets available for benefits. Purchase and sales are recorded on the trade date basis. Realized gain and loss on the disposition of investments is computed using average cost.

(3)  LOANS

Loans may be made from the Plan to active participants. The total amount a participant may borrow is 50% of the participant's total vested account limited to the total of the participant's contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000. The maximum amount available for a loan is the lesser of $50,000 or 50% of a participant's vested accounts. The loan limit is reduced for the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interests equal to the prime rate in effect at the time of the advance. The monthly loan payment cannot exceed 30% of the borrower's base pay and the interest is paid to the participant's account.

A loan can be requested for any reason, A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the twelve investment funds in accordance with the borrower's election. In 1996, principal and interest on loans were reflected in the Loans to Participant account. Beginning in 1997, interest payments are reflected as income to the appropriate Fund in accordance with the participants' current investment election.

(4)   VESTING, FORFEITURES AND DISTRIBUTIONS

Effective January 1, 1996, the Plan was amended to provide a new vesting schedule whereby participants became 100% vested in Company contributions and earnings thereon after three years of completed service, however, employees with less than three years of service on the effective date will continue to vest at the rate of 20% per year until they reach three years of service at which time they will become 100% vested. Such amounts also become fully vested upon the participant attaining 65 years of age with five years of service, termination of the participant's employment due to retirement, disability or death, involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 day of termination with the Plan administrator.

Participants may at any time withdraw all or any part of the value of their contributions excluding contributions designated as deferrals; however, participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings which are applicable to the withdrawal. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees withdrawing from the Plan was $85,000 in 1997 and $60,000 in 1996. Prior to January 1, 1989, participants were not permitted to withdraw any part of the value of their contributions designated as deferrals or earnings thereon except in the event of termination of employment with the Company or upon proof of financial hardship deemed adequate by the Plan Administrator. Beginning January 1, 1989, earnings on deferred contributions made subsequent to December 31, 1988, may no longer be withdrawn due to hardship, but participants may withdraw deferred contributions and earnings thereon upon attainment of age 59 1/2 years.
Beginning January 1, 1990, Company contributions and earnings thereon cannot be withdrawn by participants, even if vested, unless terminated, retired, 65 years of age or deceased.





                                   -25-
                               OWENS CORNING
                      SAVINGS AND PROFIT SHARING PLAN

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

(4)    VESTING, FORFEITURES AND DISTRIBUTIONS (Continued)

Participants may elect to receive their distribution from the Company Stock
Fund in the form of cash or Company stock. Stock distributions for the first three months of 1997 from the Company Stock Fund totaled 175,550 shares of stock valued at $7,602,000. Stock distributions for the nine months ended December 31, 1997 from the Stock Trust for both Plans totaled
119,160 shares of stock valued at $4,674,000.  Stock distributions totaled
228,503 shares of stock valued at $9,556,000 in 1996.




                                      -26-                                    SCHEDULE I
                                 OWENS CORNIONG
                         SAVINGS AND PROFIT SHARING PLAN

                           EIN: 34-4323452   PLAN: 004
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997

                                                                                                  Current
Identity of Issuer                   Description of Investment                     Cost          Value

*Fidelity Management Trust Company   Acorn Fund                                $ 58,993,183     $81,867,979
*Fidelity Management Trust Company   Dodge & CoxBalanced Fund                    13,236,685      14,864,379
*Fidelity Management Trust Company   Templeton Foreign Fund I                    11,893,658      11,813,570
*Fidelity Management Trust Company   Fidelity Puritan Fund                        1,716,492       1,713,873
*Fidelity Management Trust Company   Fidelity Investment Grade Bond Fund          2,921,160       2,967,483
*Fidelity Management Trust Company   Fidelity Growth and Income Portfolio         7,708,255       8,038,071
*Fidelity Management Trust Company   Fidelity Blue Chip Growth Fund               4,854,737       4,948,788
*Fidelity Management Trust Company   Fidelity Emerging Growth Fund                1,995,988       1,697,541
*Fidelity Management Trust Company   Fidelity Diversified International Fund      1,289,083       1,235,511
*Fidelity Management Trust Company   Fidelity Retirement Money Market Portfolio  33,691,399      33,691,399
*Fidelity Management Trust Company   Spartan US Equity Index Fund                25,303,571      30,753,362

*Fidelity Management Trust Company   Investment in Stock Trust collective
                                     funds                                     $ 98,809,494   $ 143,023,714

*Participant Loans                   Loans to participants, interest rates
                                     range from 6.0% to 10.75%                 $  8,642,610   $   8,642,610
                                                                              -------------   -------------
                                                                               $271,056,315   $ 345,258,280
                                                                              =============   ==============

*Represents a party in interest

                                      -27-               SCHEDULE II
                                 OWENS CORNIONG
                         SAVINGS AND PROFIT SHARING PLAN

                           EIN: 34-4323452   PLAN: 004
                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                                        Current Value
                                               Trans-  Purchase      Sales    Cost of     at Trans-     NetGain/
Party Involved         Description of Assets  actions    Price       Price     Asset    action Date      (Loss)

*Fidelity Management   Acorn Fund               172    $67,869,159    N/A    $ 67,869,159 $ 67,869,159  $        -
  Trust Company
*Fidelity Management   Stock Trust Collective   174    117,281,679    N/A     117,281,679  117,281,679           -
  Trust Company          Funds
*Fidelity Management   Stock Trust Collective   160        N/A     26,675,802  18,472,186   26,675,802   8,203,616
  Trust Company          Funds
*Fidelity Management   Retirement Money Market  173     51,730,203    N/A      51,730,203   51,730,203           -
  Trust Company          Portfolio
*Fidelity Management   Retirement Money Market  159        N/A     18,038,805  18,038,805   18,038,805           -
  Trust Company          Portfolio
*Fidelity Management   Spartan US Equity Index  173     29,902,073    N/A      29,902,073   29,902,073           -
  Trust Company          Fund
*Citibank, N.A.        Liquid Reserve Fund       28     14,602,329    N/A      14,602,329   14,602,329           -
                         Commingled Employee
                         Benefit Trust
*Citibank, N.A.        Liquid Reserve Fund       18        N/A     14,694,828  14,694,828   14,694,828           -
                         Commingled Employer
                         Benefit Trust






*Represents a party in interest